Exhibit 99.1

Report on Management's Assertion on Compliance with Minimum Servicing
Standards Set Forth in the
Uniform Single Attestation Program for Mortgage Bankers

Report of Independent Accountants

The Board of DirectorsAames
Financial Corporation

We have examined management’s assertion, included in the accompanying report titled Report of Management, that Aames Financial Corporation (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended June 30, 2003. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertions about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the aforementioned requirements during the year ended June 30, 2003, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, audit committee, and the Company’s private investors and is not intended to be and should not be used by anyone other than these specified parties. However, this report accompanied by the related management’s assertion may be a matter of public record as a result of being included as an exhibit to the annual reports on Form 10-K of various securitization trusts for which the Company acts as a servicer and its distribution is not limited.

/s/ ERNST & YOUNG LLP

September 4, 2003

   Management’s Assertion on Compliance with Minimum Servicing Standards
Set Forth in the Uniform Single Attestation Program for Mortgage Bankers

Report of Management

We, as members of management of Aames Financial Corporation (the “Company”), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Company’s compliance with the minimum servicing standards as set forth in the USAP as of June 30, 2003 and for the year then ended. Based on this evaluation, we assert that during the year ended June 30, 2003, the Company complied, in all material respects, with the minimum servicing standards set forth in the USAP.

During the year ended June 30, 2003, the Company had in effect fidelity bond and errors and omissions policies which at June 30, 2003 were $7,500,000.00 and $20,000,000.00, respectively.

September 4, 2003

/s/ A. Jay Meyerson A. Jay Meyerson Chief Executive Officer

/s/ Ronald J. Nicolas, Jr. Ronald J. Nicolas, Jr. Chief Financial Officer

/s/ Daniel H. Relf Daniel H. Relf Executive Vice President, National Loan Servicing